Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Raios of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended
	Ended September 30
	2007	2006

Earnings before income from equity investees	$49,313	$36,976

Add back:
Fixed charges	$113,369	$111,121
Amortization of previously capitalized interest	3,225	3,247
Distributed income of Unconsolidated Joint Ventures	28,700	22,965

Deduct:
Capitalized interest	(11,896)	(6,852)
Preferred distributions	(1,845)	(1,845)

Earnings available for fixed charges and preferred dividends	$180,866	$165,612

Fixed charges:
Interest expense (1)	$95,512	$98,468
Capitalized interest	11,896	6,852
Interest portion of rent expense	4,116	3,956
Preferred distributions	1,845	1,845
Total fixed charges	$113,369	$111,121

Preferred dividends(2)	10,975	20,064

Total fixed charges and preferred dividends	$124,344	$131,185

Ratio of earnings to fixed charges and preferred dividends	1.5	1.3

(1)
Interest expense for the nine months ended September 30, 2006 includes charges of $3.1 million in connection with the write-off of financing costs related to the respective pay-off and refinancing of the loans on The Shops at Willow Bend and Dolphin Mall when the loans became prepayable without penalty.

(2)	Preferred dividends for the nine months ended September 30, 2006 include $4.7 million of charges recognized in connection with the redemption of the Series A and I Preferred Stock.